UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2017

Commission File No.: 001-36664

CHINA LENDING CORPORATION

11th Floor, Satellite Building

473 Satellite Road

Economic Technological Development Zone

Urumqi, Xinjiang, China 830000

(Address of Principal Executive Offices.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Contents

On April 5, 2017, UHY LLP (“UHY”) was dismissed as the independent registered public accounting firm of China Lending Corporation (the “Company”).

The principal accountant’s reports of UHY on the financial statements of the Company as of and for the fiscal years ended December 31, 2016, March 31, 2016 and March 31, 2015 did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles, except that the report of UHY included in our Form 10-K for March 31, 2016 and March 31, 2015 did contain an explanatory paragraph referring to a substantial doubt over the Company’s ability to continue as a going concern.

During the fiscal years ended December 31, 2016, March 31, 2016 and March 31, 2015, and through April 5, 2017, there were no disagreements with UHY, whether or not resolved, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which if not resolved to UHY’s satisfaction, would have caused it to make a reference to the subject matter of the disagreement in connection with any reports it would have issued. During the fiscal years ended December 31, 2016, March 31, 2016 and March 31, 2015, and through April 5, 2017, there were no reportable events as that term is defined in Item 304(a)(1)(v) of Regulation S-K.

On April 5, 2017, the Audit Committee of the Board of Directors of the Company approved the engagement of Friedman LLP (“Friedman”) as the Company’s independent registered public accounting firm to audit its financial statements for the fiscal year ending December 31, 2017.

During the fiscal years ended December 31, 2016, March 31, 2016 and March 31, 2015, and through April 5, 2017, neither the Company nor anyone on its behalf consulted with Friedman regarding (i) the application of accounting principles to a specified transaction, either completed or proposed; the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided that Friedman concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K) or a reportable event (as described in Item 304(a)(1)(v) of Regulation S-K).

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Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHINA LENDING CORPORATION

April 12, 2017	By:	/s/ Li Jingping
Li Jingping
President and Chief Executive Officer

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